Exhibit 10


March 13, 1997



Mr. Thomas J. Russo
c/o Miami Subs Corporation
6300 N. W. 31st Avenue
Ft. Lauderdale, FL 33309



Dear Tom:

     This letter agreement is intended to set forth the arrangements between you and Miami Subs Corporation (the "Company") with respect to the termination of your employment with the Company.



1. The parties hereby acknowledge and agree that you resigned as an officer, director and employee of the Company effective March 13, 1997.



     2. a) For a period of twelve months from the date hereof or until you obtain other employment, whichever first occurs, you will be paid at the rate of $12,000 per month (or a pro rata portion thereof for any period of less than a month) and the Company will continue to provide you with your current benefits (except that your car allowance will be a the rate of $500 per month), all on the same basis as payments are made and benefits provided to officers of the Company.



b) Notwithstanding the terms thereof, options to acquire shares of Company stock will be exercisable for a period of 180 days from the date hereof.



c) Notwithstanding the terms thereof, your $562,500 Non-Recourse Promissory Note dated March 17, 1995 payable to the Company need not be repaid until January 19, 1999.


     d) You shall be entitled to recover from the Company your fees and expenses (including attorneys' fees) in the event you bring suit alleging breach of any provisions of this Section 2.



     3. You hereby release, remise and forever discharge the Company, its legal representatives, successors and assigns, past, present and future directors, officers, employees, trustees, shareholders and affiliates from and against any and all claims, cross-claims, third-party claims, counterclaims, contribution claims, debts, demands, actions, promises, judgments, trespasses, extents, executions, causes of action, suits, accounts, covenants, sums of money, dues, reckonings, bonds, bills, liens, attachments, trustee process, specialists, contracts, controversies, agreements, promises, damages, and all other claims of every kind and nature in law, equity, arbitration, or other forum which you now have or ever had up to and including the date of this Agreement, whether absolute or contingent, direct or indirect, known or unknown. Additionally, you hereby waive and release the Company from any and all claims which you have, your successors or assigns have or may have against the Company for, upon or by reason of any matter, cause or thing whatsoever, including, but not limited to a) those that might arise in your capacity as a shareholder of the Company (both individually and derivatively), or b) in any way related to your employment or termination of your employment by the Company (including, without limitation, arising under the Employment Agreement dated January 14, 1994, as amended, whether or not you know them to exist at the present time, including, but not limited to, rights under federal, state or local laws prohibiting age or other forms of discrimination, including Title VII of the Civil Rights Act of 1964, as amended; Sections 1981 through 1988 of Title 42 of the United States Code; the Age Discrimination in
Employment Act of 1967, as amended; the Employee Retirement Income Security Act of 1974, as amended; the Fair Labor Standards Act, the Americans with Disabilities Act, as amended; the Family and Medical Leave Act; the National Labor Relations Act, as amended; the Immigration Reform Control Act, as amended; the Occupational Safety and Health Act, as amended; and any public policy, contract or common law. Notwithstanding the foregoing, nothing herein shall be deemed to release, remise or discharge the Company from any claims arising out of, relating to or asserted a) under this Agreement, b) under any employee benefit or benefit plan provided to you (including, without limitation, stock options) or with respect to reimbursement of expenses in accordance with Company policy, c) for accrued vacation pay through the date of this Agreement, or d) with respect to any right of indemnification as a director, officer or employee of the Company, whether arising under the Company's charter or by-laws, by operation of law, or otherwise.



     4. The Company, on its own behalf and on behalf of its predecessors, successors and assigns, hereby releases, remises and forever discharges you for yourself, your heirs, executors, administrators, legal representatives, successors and assigns, from and against any and all claims, crossclaims, third party claims, counter claims, contribution claims, indemnity claims, debts, demands, actions, promises, judgments, trespasses, extents, executions, causes of action, suits, accounts, covenants, sums of money, dues, reckonings, bonds, bills, liens, attachments, trustee process, specialities, covenants, sums of money, dues, reckonings, bonds, bills, liens, attachments, trustee process, specialities, contracts, controversies, agreements, promises, damages, and all other claims of every kind and nature in law, equity, arbitration, or other forum which Company now has or ever had up to and including the date of this Agreement, whether absolute or contingent, direct or indirect, known or unknown. Notwithstanding the foregoing, nothing herein shall be deemed to release, remise or discharge you from any claims arising out of, relating to or asserted under this Agreement.



     5. For a period of seven days following your execution of this Agreement, you may revoke this Agreement, and this Agreement shall not become effective or enforceable until this seven-day revocation period has expired. The Company may not revoke this Agreement during the seven-day revocation period.



     6. You hereby acknowledge and agree that a) you understand the provisions of this Agreement, b) your agreement hereunder is knowing and voluntary, c) you have been afforded a full and reasonable opportunity of at least twenty-one days to consider its terms and to consult with or seek advice from any attorney or any other persons of your choosing and d) you have been advised by the Company to consult with an attorney prior to executing this Agreement.



     If the foregoing is in accordance with your understanding, please sign and return the enclosed copy of this letter, whereupon this letter and such copy win constitute a binding agreement between you and the Company on the basis set forth above.

                                      Very  truly  yours,

                                      MIAMI  SUBS  CORPORATION

                                      By



Acknowledged  and  Agreed  to:



Thomas  J.  Russo
March  13,  1997